SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                             Dover Motorsports, Inc.
                        --------------------------------
                                (Name of Issuer)

                           $.10 par value Common Stock
                      -------------------------------------
                         (Title of Class of Securities)

                                   260174-10-7
                               ------------------
                                 (CUSIP Number)

                           B. Joseph Alley, Jr., Esq.
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3450
                                 (404) 873-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 12, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).


====================================================================================================================
    1     Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                               R. Randall Rollins
--------------------------------------------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group                      (a)[X]
                                                                                (b)[ ]
--------------------------------------------------------------------------------------------------------------------
    3     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
    4     Source of Funds
                                       PF

--------------------------------------------------------------------------------------------------------------------
    5     Check Box if Disclosure  of Legal  Proceedings  is Required  Pursuant
          to Items 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------------------------------------------
    6     Citizenship or Place of Organization
                                  United States
--------------------------------------------------------------------------------------------------------------------
    7     Sole Voting Power
                                   2,320,700*

--------------------------------------------------------------------------------------------------------------------
    8     Shared Voting Power
                                        0

--------------------------------------------------------------------------------------------------------------------
    9     Sole Dispositive Power
                                   2,320,700*

--------------------------------------------------------------------------------------------------------------------
   10     Shared Dispositive Power
                                        0

--------------------------------------------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                   2,320,700*

--------------------------------------------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
                                 13.84 percent*

--------------------------------------------------------------------------------------------------------------------
   14     Type of Reporting Person
                                       IN

====================================================================================================================

* Includes 2,030,000 shares of Class A common stock which are convertible, at any time, on a share-for-share basis into shares of common stock.




====================================================================================================================
    1     Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                                 Gary W. Rollins
--------------------------------------------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group                      (a)[X]
                                                                                (b)[ ]
--------------------------------------------------------------------------------------------------------------------
    3     SEC Use Only

--------------------------------------------------------------------------------------------------------------------
    4     Source of Funds
                                       PF
--------------------------------------------------------------------------------------------------------------------
    5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------------------------------------------
    6     Citizenship or Place of Organization
                                  United States
--------------------------------------------------------------------------------------------------------------------
    7     Sole Voting Power
                                   2,320,700*

--------------------------------------------------------------------------------------------------------------------
    8     Shared Voting Power
                                        0

--------------------------------------------------------------------------------------------------------------------
    9     Sole Dispositive Power
                                   2,320,700*

--------------------------------------------------------------------------------------------------------------------
   10     Shared Dispositive Power
                                        0

--------------------------------------------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                   2,320,700*

--------------------------------------------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
                                 13.84 percent*

--------------------------------------------------------------------------------------------------------------------
   14     Type of Reporting Person
                                       IN

====================================================================================================================

* Includes 2,030,000 shares of Class A common stock which are convertible, at any time, on a share-for-share basis into shares of common stock.


ITEM 1.  SECURITY AND ISSUER
-------  -------------------

     This statement relates to the common stock, par value $.10 per share of Dover Motorsports, Inc., a Delaware corporation ("Dover Motorsports"). The principal executive office of Dover Motorsports is located at:

     1131 North DuPont Highway
     Dover, Delaware 19901

     The common stock of Dover Motorsports is publicly traded and the Class A common stock of Dover Motorsports is not publicly traded. The ownership reflected above includes both common stock and Class A common stock owned by each of R. Randall Rollins and Gary W. Rollins. Class A common stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of common stock on a one-for-one basis at the option of the shareholder. As a result, under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, a holder of Class A common stock is deemed to have beneficial ownership of the common stock which such shareholder may acquire upon conversion of the Class A common stock. The percentages set forth herein assume the conversion of all such shares of Class A common stock owned by each of R. Randall Rollins and Gary
W. Rollins.

ITEM 2.  IDENTITY AND BACKGROUND
-------  -----------------------


     (a)  This Schedule 13D is filed by:

          R. Randall Rollins; and Gary W. Rollins

     (b) The business address of R. Randall Rollins and Gary W. Rollins is c/o Rollins, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

     (c) R. Randall Rollins is Chairman of the Board of Rollins, Inc., Chairman of the Board of Directors and Chief Executive Officer of RPC, Inc. and Chairman of the Board of Directors of Marine Products Corporation. The address for Mr. Rollins is c/o Rollins, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          Gary W. Rollins is Chief Executive Officer, President and Chief Operating Officer of Rollins, Inc. The address of Mr. Rollins is c/o Rollins, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

     (d) During the past five years, no person set forth in Item 2(a) above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no person set forth in Item 2(a) above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Each individual set forth in Item 2(a) above is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------  -------------------------------------------------

On August 12, 2002, each of R. Randall Rollins and Gary W. Rollins acquired 290,700 shares of common stock of Dover Motorsports for $4.30 per share pursuant to separate Purchase Agreements between Dover Motorsports and each of R. Randall Rollins and Gary W. Rollins, each of which was dated as of August 10, 2002. The purchase price for the shares of Dover Motorsports common stock was $1,250,010, the source of which was personal funds of each of R. Randall Rollins and Gary W. Rollins.

ITEM 4.  PURPOSE OF TRANSACTION
-------  ----------------------

R. Randall Rollins and Gary W. Rollins acquired the shares of common stock solely for investment purposes.

          (a)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
-------  ------------------------------------

          (a)-(b) See Items 7-13 of the cover pages.

          (c)  See  Item  3.  No  other   transactions  in  Dover   Motorsports'
               securities have been effected by an individual named in Item 2 above within the last sixty days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of Dover Motorsports.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER
------------------------

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-------  --------------------------------

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 20, 2002


                             /s/      R. Randall Rollins
                             ------------------------------------
                                      R.  Randall Rollins



                             /s/      Gary W. Rollins
                             ------------------------------------
                                      Gary W. Rollins

                             JOINT FILING AGREEMENT
                             ----------------------


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated: August 20, 2002


                             /s/      R. Randall Rollins
                             ------------------------------------
                                      R. Randall Rollins



                             /s/      Gary W. Rollins
                             ------------------------------------
                                      Gary W. Rollins







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